UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)

3SBio Inc.

(Name of Issuer)

Ordinary Share, par value $0.0001 per share
American Depository Shares, each representing seven Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

88575Y105 (for American Depository Shares)

(CUSIP Number)

Jing Lou
Dan Lou
Bin Huang
Bo Tan
Dongmei Su
Ming Hu
Ke Li
Jiaoe Zhang
Qingjie Zhang

No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Jing Lou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

12,332,383 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

12,332,383 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,332,383 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%(2)
14.	TYPE OF REPORTING PERSON

IN

(1)

Includes (i) 12,098,933 ordinary shares, including ordinary shares as represented by the American Depository Shares, held indirectly by Jing Lou through an entity wholly owned by him, Achieve Well International Limited, as of April 9, 2013 and (ii) 233,450 ordinary shares subject to certain vested options excisable by Jing Lou within 60 days of April 9, 2013.

(2)

Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 233,450 ordinary shares subject to certain vested options excisable by Jing Lou within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Achieve Well International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

12,098,933 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

12,098,933 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,098,933(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%(2)
14.	TYPE OF REPORTING PERSON

CO

(1)	Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Dan Lou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

10,121,101 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

10,121,101 (1)
		10.	SHARED DISPOSITIVE POWER	[

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,121,101(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%(2)
14.	TYPE OF REPORTING PERSON

IN

(1)

Includes 10,121,101 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Dan Lou through an entity wholly owned by him, Hero Grand Management Limited, as of April 9, 2013.

(2)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Hero Grand Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

10,121,101 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

10,121,101 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,121,101(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%(2)
14.	TYPE OF REPORTING PERSON

CO

(1)	Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Bin Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

1,650,745 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

1,650,745 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,650,745(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%(2)
14.	TYPE OF REPORTING PERSON

IN

(1)

Includes (i) 1,566,745 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Bin Huang through a wholly owned entity, Known Virtue International Limited, as of April 9, 2013 and (ii) 84,000 ordinary shares subject to certain vested options excisable by Bin Huang within 60 days of April 9, 2013.

(2)

Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 84,000 ordinary shares subject to certain vested options excisable by Bin Huang within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Known Virtue International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

1,566,745 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

1,566,745 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,566,745(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%(2)
14.	TYPE OF REPORTING PERSON

CO

(1)	Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Dongmei Su
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

1,302,221 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

1,302,221 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,302,221(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%(2)
14.	TYPE OF REPORTING PERSON

IN

(1)

Includes (i) 1,265,121 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Dongmei Su through an entity wholly owned by her, Joint Palace Group Limited, as of April 9, 2013 and (ii) 37,100 ordinary shares subject to certain options excisable by Dongmei Su within 60 days of April 9, 2013.

(2)

Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 37,100 ordinary shares subject to certain vested options excisable by Dongmei Su within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Joint Palace Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

1,265,121 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

1,265,121 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,265,121(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%(2)
14.	TYPE OF REPORTING PERSON

CO

(1)	Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Bo Tan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

2,068,248 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

2,068,248 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,068,248(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%(2)
14.	TYPE OF REPORTING PERSON

IN

(1)

Includes (i) 1,960,700 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Bo Tan through an entity wholly owned by him, Triple Talent Enterprises Ltd, as of April 9, 2013 and (ii) 107,548 ordinary shares subject to certain vested options excisable by Bo Tan within 60 days of April 9, 2013.

(2)

Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 107,548 ordinary shares subject to certain vested options excisable by Bo Tan within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Triple Talent Enterprises Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

1,960,700 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

1,960,700 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,960,700(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%(2)
14.	TYPE OF REPORTING PERSON

CO

(1)	Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Ming Hu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

865,043 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

865,043 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

865,043 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

IN

(1)

Includes 865,043 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Ming Hu through a wholly owned entity, Bonus Nation Limited, as of April 9, 2013.

(2)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Bonus Nation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

865,043 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

865,043 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

865,043 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

CO

(1)	Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Jiaoe Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

814,811 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

814,811 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

814,811 (1) )
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

IN

(1)

Includes (i) 797,311 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Jiaoe Zhang through a wholly owned entity, Wise Win Group Limited, as of April 9, 2013 and (ii) 17,500 ordinary shares subject to certain vested options excisable by Jiaoe Zhang within 60 days of April 9, 2013.

(2)

Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 17,500 ordinary shares subject to certain vested options excisable by Jiaoe Zhang within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Wise Win Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

797,311 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

797,311 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

797,311 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

CO

(1)	Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Ke Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

811,219 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

811,219 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

811,219 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

IN

(1)

Includes (i) 753,119 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Ke Li through a wholly owned entity, Yorkwin Finance Limited, as of April 9, 2013 and (ii) 58,100 ordinary shares subject to certain vested options excisable by Ke Li within 60 days of April 9, 2013.

(2)

Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 58,100 ordinary shares subject to certain vested options excisable by Ke Li within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Yorkwin Finance Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

753,119 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

753,119 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

753,119 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2)
14.	TYPE OF REPORTING PERSON

CO

(1)	Includes ordinary shares represented by the American Depository Shares as of April 9, 2013.
(2)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Qingjie Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

166,147 (1)
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

166,147 (1)
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,147 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2)
14.	TYPE OF REPORTING PERSON

IN

(1)

Includes (i) 159,147 ordinary shares held indirectly by Qingjie Zhang through a wholly owned entity, Topresult Management Limited, as of April 9, 2013 and (ii) 7,000 ordinary shares subject to certain vested options excisable by Qingjie Zhang within 60 days of April 9, 2013.

(2)

Percentage calculated based on (i) 164,723,977 ordinary shares issued and outstanding as of April 9, 2013 and (ii) 7,000 ordinary shares subject to certain vested options excisable by Qingjie Zhang within 60 days of April 9, 2013.

CUSIP No.	88575Y105

1.	NAME OF REPORTING PERSON: Topresult Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ X ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

159,147
		8.	SHARED VOTING POWER

0
		9.	SOLE DISPOSITIVE POWER

159,147
		10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

159,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)
14.	TYPE OF REPORTING PERSON

CO

(1)	Percentage calculated based on 164,723,977 ordinary shares issued and outstanding as of April 9, 2013.

This amendment No.1 (the “Amendment No. 1”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of 3SBio Inc. (the “Company”). This Amendment No.1 is filed jointly by Jing Lou, Dan Lou, Bin Huang, Dongmei Su, Bo Tan, Ming Hu, Jiaoe Zhang, Ke Li, Qingjie Zhang, Achieve Well International Limited, Hero Grand Management Limited, Known Virtue International Limited, Joint Palace Group Limited, Triple Talent Enterprises Ltd, Bonus Nation Limited, Wise Win Group Limited, Yorkwin Finance Limited and Topresult Management Limited, who are collectively referred to herein as the “Reporting Persons” to amend and supplement the Items set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 19, 2013 (the “Schedule 13D”). Except as provided herein, this Amendment No.1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined in this Amendment No.1 have meanings provided in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and replaced by the following:

This Schedule 13D relates to the Shares of the Company. As of April 9, 2013, the Company has 164,723,977 issued and outstanding Shares, including Shares represented by American Depositary Shares, each representing seven Shares (the “ADSs”) (as provided by the Company). The principal executive office of the Company is located at No. 3 A1, Road 10, Econ & Tech. Development Zone, Shenyang 110027, People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 9, 2013, the Company caused all the ordinary shares underlying the outstanding restricted stock awards of the Company issued and reflected in the Register of Members of the Company. As a result, an aggregate of 8,274,294 ordinary shares of the Company were issued to the relevant Rollover Shareholders. Accordingly, immediately prior to the effective time of the Merger, the Rollover Shareholders will contribute to Parent an aggregate of 29,956,120 Shares, and 231,839 restricted share units, each representing seven Shares, in exchange for the same amount of shares of Holdco.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a), 5(b) and 5(c) of the Schedule 13D is hereby amended and replaced by adding the following :

(a) – (b)	With respect to each of the Reporting Persons, the responses to items 2-4 and the cover pages of this Amendment No.1 are incorporated herein by reference, as if set forth in their entirety.

As of April 9, 2013, Achieve Well International Limited directly holds and has the sole voting and dispositive power over 12,098,933 Shares, representing approximately 7.3% of the outstanding Shares. Jing Lou owns all outstanding capital of Achieve Well International Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Achieve Well International Limited. In addition, Jing Lou holds the vested options excisable by him to purchase 233,450 Shares within 60 days of April 9, 2013. As of April 9, 2013, Jing Lou has the sole voting and dispositive power over 12,332,383 Shares, representing approximately 7.5% of the outstanding Shares.

As of April 9, 2013, Hero Grand Management Limited directly holds and has the sole voting and dispositive power over 10,121,101 Shares, representing approximately 6.1% of the outstanding Shares. Dan Lou owns all outstanding capital of Hero Grand Management Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Hero Grand Management Limited. As of April 9, 2013, Dan Lou has the sole voting and dispositive power over 10,121,101 Shares, representing approximately 6.1% of the outstanding Shares.

As of April 9, 2013, Known Virtue International Limited, directly holds and has the sole voting and dispositive power over 1,566,745 Shares, representing approximately 1.0% of the outstanding Shares. Bin Huang owns all outstanding capital of Known Virtue International Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Known Virtue International Limited. In addition, Bin Huang holds the vested options excisable by Bin Huang to purchase 84,000 Shares within 60 days of April 9, 2013. As of April 9, 2013, Bin Huang has the sole voting and dispositive power over 1,650,745 Shares, representing approximately 1.0% of the outstanding Shares.

As of April 9, 2013, Joint Palace Group Limited directly holds and has the sole voting and dispositive power over 1,265,121 Shares, representing approximately 0.8% of the outstanding Shares. Dongmei Su owns all outstanding capital of Joint Palace Group Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Joint Palace Group Limited. In addition, Dongmei Su holds the options excisable by Dongmei Su to purchase 37,100 Shares within 60 days of April 9, 2013. As of April 9, 2013, Dongmei Su has the sole voting and dispositive power over 1,302,221 Shares, representing approximately 0.8% of the outstanding Shares.

As of April 9, 2013, Triple Talent Enterprises Ltd directly holds and has the sole voting and dispositive power over 1,960,700 Shares, representing approximately 1.2% of the outstanding Shares. Bo Tan owns all outstanding capital of Triple Talent Enterprises Ltd and as a result, may be deemed to have beneficial ownership over the Shares held by Triple Talent Enterprises Ltd. In addition, Bo Tan holds the vested options excisable by Bo Tan to purchase 107,548 Shares within 60 days of April 9, 2013. As of April 9, 2013, Bo Tan has the sole voting and dispositive power over 2,068,248 Shares, representing approximately 1.3% of the outstanding Shares.

As of April 9, 2013, Bonus Nation Limited directly holds and has the sole voting and dispositive power over 865,043 Shares, representing approximately 0.5% of the outstanding Shares. Ming Hu owns all outstanding capital of Bonus Nation Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Bonus Nation Limited. As of April 9, 2013, Ming Su has the sole voting and dispositive power over 865,043 Shares, representing approximating 0.5% of the outstanding Shares.

As of April 9, 2013, Wise Win Group Limited directly holds and has the sole voting and dispositive power over 797,311 Shares, representing approximately 0.5% of the outstanding Shares. Jiaoe Zhang owns all outstanding capital of Wise Win Group Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Wise Win Group Limited. In addition, Jiaoe Zhang holds the vested options excisable by Jiaoe Zhang to purchase 17,500 Shares within 60 days of April 9, 2013. As of April 9, 2013, Jiaoe Zhang has the sole voting and dispositive power over 814,811 Shares, representing approximately 0.5% of the outstanding Shares.

As of April 9, 2013, Yorkwin Finance Limited directly holds and has the sole voting and dispositive power over 753,119 Shares, representing approximately 0.5% of the outstanding Shares. Ke Li owns all outstanding capital of Yorkwin Finance Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Yorkwin Finance Limited. In addition, Ke Li holds the options excisable by Ke Li to purchase 58,100 Shares within 60 days of April 9, 2013. As of April 9, 2013, Ke Li has the sole voting and dispositive power over 811,219 Shares, representing approximately 0.5% of the outstanding Shares.

As of April 9, 2013, Topresult Management Limited directly holds and has the sole voting and dispositive power over 159,147 Shares, representing approximately 0.1% of the outstanding Shares. Qingjie Zhang owns all outstanding capital of Topresult Management Limited and as a result, may be deemed to have beneficial ownership over the Shares held by Topresult Management Limited. In addition, Qingjie Zhang holds the vested options excisable by Qingjie Zhang to purchase 7,000 Shares within 60 days of April 9, 2013. As of April 9, 2013, Qingjie Zhang has the sole voting and dispositive power over 166,147 Shares, representing approximately 0.1% of the outstanding Shares.

By virtue of their actions in respect of the Merger as described herein, the Rollover Shareholders may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Rollover Shareholder may be deemed to beneficially own the ordinary shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 30,131,918 Shares of the Company, which represents approximately 18.2% of the Shares of the Company. The Reporting Persons disclaim membership in any “group” with any person other than as expressly set forth herein. In accordance with Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of all Shares beneficially owned by any of the other Reporting Persons, whose Shares are not reflected on the cover page for such Reporting Persons.

(c)	During the 60 days preceding the filing of this Amendment No.1, none of the Reporting Persons has effected any transactions of the Ordinary Shares.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2013

Jing Lou

By:	/s/ Jing Lou

Dan Lou

By:	/s/ Dan Lou

Bin Huang

By:	/s/ Bin Huang

Bo Tan

By:	/s/ Bo Tan

Dongmei Su

By:	/s/ Dongmei Su

Ming Hu

By:	/s/ Ming Hu

Jiaoe Zhang

By:	/s/ Jiaoe Zhang

Ke Li

By:	/s/ Ke Li

Achieve Well International Limited

By:	/s/ Jing Lou
Name: Jing Lou
Title: Director

Hero Grand Management Limited

By:	/s/ Dan Lou
Name: Dan Lou
Title: Director

Qingjie Zhang

By: /s/ Qingjie Zhang

Known Virtue International Limited

By: /s/ Bin Huang
Name: Bin Huang
Title: Director

Joint Palace Group Limited

By: /s/ Dongmei Su
Name: Dongmei Su
Title: Director

Bonus Nation Limited

By: /s/ Ming Hu
Name: Ming Hu
Title: Director

Wise Win Group Limited

By: /s/ Jiaoe Zhang
Name: Jiaoe Zhang
Title: Director

Yorkwin Finance Limited

By: /s/ Ke Li
Name: Ke Li
Title: Director

Topresult Management Limited

By: /s/ Qingjie Zhang
Name: Qingjie Zhang
Title: Director

Triple Talent Enterprises Ltd

By: /s/ Bo Tan
Name: Bo Tan
Title: Director